SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Financial Statements

TIM Celular S.A.

December 31, 2005 and 2004
with Report of Independent Auditors

TIM CELULAR S.A.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

A free translation from Portuguese into English of the Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM Celular S.A.

1.	We have audited the accompanying balance sheets of TIM Celular S.A. as of December 31, 2005 and 2004, and the related statements of operations, of shareholders’ equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the Company’s and subsidiaries’ management, as well as an evaluation of the overall financial statement presentation.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIM Celular S.A. at December 31, 2005 and 2004, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.	Our audits were conducted with the objective of expressing an opinion on the financial statements referred to in the first paragraph above. The statements of cash flows and value added for the year ended December 31, 2005, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide additional information on the Company, and are not a required component of the financial statements. This supplementary information was submitted to the same audit procedures described in the second paragraph above and, in our opinion is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

São Paulo, January 18, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP 015199/O-6

Mauro Moreira
Accountant CRC-1RJ 072056/O–0–S–SP

A free translation from Portuguese into English of the financial statements prepared in accordance with the accounting practices adopted in Brazil

TIM CELULAR S.A.

     BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Assets
Current assets
Cash and equivalents	427,823	46,440
Accounts receivable	1,036,943	706,953
Inventories	108,270	110,339
Taxes and contributions recoverable	98,977	86,769
Prepaid expenses	29,165	64,026
Other current assets	7,916	7,681

	1.709.094	1,022,208

Noncurrent assets
Taxes and contributions recoverable	157,929	160,726
Related parties	529.985	5,646
Judicial deposits	971	-
Other noncurrent assets	14,105	5,035

	702.990	171,407

Permanent assets
Investments	1,051,972	1,188,079
Property, plant and equipment	6,072,325	5,590,580
Deferred charges	263,179	301,229

	7,387,476	7,079,888

Total assets	9,799,560	8,273,503

	2005	2004

Liabilities and shareholders´ equity
Current liabilities
Suppliers	1,915.533	1,795,316
Loans and financing	54,505	18,059
Salaries and related charges	58,910	47,633
Taxes, charges and contributions	164,404	68,749
Related parties	219.791	697,638
Concessions payable	14,605	14,605
Other current liabilities	26,121	27,329

	2,453,869	2,669,329

Noncurrent liabilities
Loans and financing	1,328,543	8,069
Provision for contingencies	28,364	17,816
Other noncurrent liabilities	4,999	2,060

	1,361,906	27,945

Shareholders´ equity and funds for future capital
increase
Capital	10,135,187	8,383,489
Accumulated losses	(4,151,402)	(2,807,260)

	5,983,784	5,576,229
Funds for future capital increase	1	-

Total shareholders´ equity and funds for future capital	5,983,785	5,576,229
increase

	9,799,560	8,273,503

See accompanying notes.

TIM CELULAR S.A.

     STATEMENTS OF OPERATIONS Years ended December 31, 2005 and 2004

(In thousands of reais, except loss per share, except in reais)

	2005	2004

Gross revenues
Telecommunications services	4,553,139	2,500,277
Sale of goods	1,306,629	925,849

	5,859,768	3,426,126

Deductions from gross revenues	(1,419,570)	(723,025)

Net revenues	4,440,198	2,703,101

Cost of services rendered	(1,751,478)	(1,021,194)
Cost of goods sold	(997,497)	(952,383)

Gross profit	1,691,223	729,524

Operating income (expenses):
Selling	(1,808,506)	(1,245,106)
General and administrative	(525,200)	(367,190)
Equity pickup	(240,426)	(58,567)
Amortization of concession	(148,580)	(148,580)
Other operating income (expenses), net	5,477	(1,906)

	(2,717,235)	(1,821,349)

Operating loss before financial results	(1,026,012)	(1,091,825)

Financial income (expenses):
Financial income	64,112	13,652
Financial expenses	(206,906)	(83,969)
Foreign exchange variation, net	(172,079)	(19,380)

	(314,873)	(89,697)

Operating loss	(1,340,885)	(1,181,522)

Non-operating result	(3,258)	(6,356)

Loss for the year	(1,344,143)	(1,187,878)

Loss per share	(0.04)	(0.05)

See accompanying notes.

TIM CELULAR S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2005 and 2004
(In thousands of reais)

			Total	Funds for
		Retained	shareholders´	capital
	Capital	earnings	equity	increase	Total

Balances at December 31, 2003	5,296,018	(1,619,382)	3,676,636	475,237	4,151,873

Capital increase	3,087,471	-	3,087,471	(475,237)	2,612,234
Loss for the year	-	(1,187,878)	(1,187,878)	-	(1,187,878)

Balances at December 31, 2004	8,383,489	(2,807,260)	5,576,229	-	5,576,229

Capital increase	1,751,698	-	1,751,698	-	1,751,698
Funds for capital increase	-	-	-	1	1
Loss for the year	-	(1,344,142)	(1,344,143)	-	(1,344,142)

Balances at December 31, 2005	10,135,187	(4,151,402)	5,983,784	1	5,983,785

See accompanying notes.

TIM CELULAR S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Sources of working capital
From shareholders:
Funds from shareholders	1,647,379	1,328,744
Acquisition of investment	104,320	1,183,186
Capitalization of net assets	-	100,304

	1,751,699	2,612,234

From third parties:
Loans and financing	1,320,000	-
Decrease in noncurrent assets	503,365	117,161
Increase in noncurrent liabilities	2,945	2,733
	1,826,310	119,894

Total sources	3,578,009	2,732,128

Applications of working capital
Loss for the year	1,344,143	1,187,878
Amounts which do not affect working capital:
Exchange and monetary variation and interest	39,337	(963)
Provision for contingencies	(10,549)	(18,662)
Depreciation and amortization	(1,004,083)	(637,429)
Equity pickup	(240,426)	(58,567)
Residual value of fixed asset disposals	(3,929)	(9,621)

Total from operations	124,493	462,636

Additions to fixed assets	1,451,706	1,958,711
Additions to fixed asset with capitalization of assets	-	36,292
Additions to investments	104,320	1,246,645
Increase in noncurrent assets	982,320	187,820
Advance for future capital increase	6,943	-
Decrease in noncurrent liabilities	5,881	31,876

	2,551,170	3,461,344

Total applications	2,675,663	3,923,980

Increase (decrease) in working capital	902,346	(1,191,852)

Changes in working capital:
Current assets
At end of year	1,709,094	1,022,208
At beginning of year	1,022,208	605,657

	686,886	416,551

Current liabilities
At end of year	2,453,869	2,669,329
At beginning of year	2,669,329	1,060,926

	(215,460)	1,608,403

Increase (decrease) in working capital	902,346	(1,191,852)

See accompanying notes.

TIM CELULAR S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Operations

TIM Celular S.A., located at Avenida Giovanni Gronchi, 7143 São Paulo – SP, is a privately-held corporation, wholly owned by TIM Brasil Serviços e Participações S.A. – a company from the Telecom Italy Group.

The Company´s principal business purpose is the exploitation of telecommunications services, including mobile telephone services and others, in accordance with concessions, authorizations and permissions granted.

The Company is authorized to render personal mobile services in the following States:

Region I – Rio de Janeiro, Espírito Santo, Amazonas, Amapá, Pará, Maranhão and Roraima;

Region II – Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Federal District and Rio Grande do Sul;

Region III – São Paulo.

Services provided by the Company and the respective rates are regulated by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecommunications in Brazil.

2. Corporate Reorganization

On October 28, 2004, with ANATEL approval, Maxitel S.A. shares held by TIM Brasil Serviços e Participações S.A., corresponding to its total capital, were transferred to TIM Celular S.A. by their book value as of September 30, 2004, at the amount of R$ 1,246,645, as per valuation report issued by independent appraisers.

On December 14, 2005, Blah! Sociedade Anônima de Serviços e Comércio shares held by TIM International N.V., corresponding to its total capital, were transferred to TIM Brasil Serviços e Participações S.A. capital by their book value as of November 30, 2005, at the amount of R$ 509, as per valuation report issued by independent appraisers.

On December 21, 2005, Blah! Sociedade Anônima de Serviços e Comércio shares held by TIM Brasil Serviços e Participações S.A., corresponding to its total capital, at the amount of R$ 509, were transferred to TIM Celular S.A..

On December 21, 2005, CRC – Centro de Relacionamento com Clientes Ltda. shares held by TIM Brasil Serviços e Participações S.A., corresponding to its total capital, at the amount of R$ 103,811 were transferred to TIM Celular S.A. by their book value as of November 30, 2005, as per valuation report issued by independent experts.

2. Corporate Reorganization (Continued)

The Company recorded recurring losses and negative working capital. Such results are in line with management expectations, considering the operations development plans in the regions where the Company operates.

Cash projections prepared by the Company management consider the inflow of funds from new financings and capital contribution by shareholders until 2007, when, according to such projections, the Company will achieve the financial and economic break even and consequently generate positive cash flow.

3. Presentation of the Financial Statements

The Company financial statements were prepared in accordance with the accounting practices adopted in Brazil and rules applicable to the telecommunications utility concessionaires.

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2004. However, the amount of said reclassifications is not material in relation to the financial statements, as such, are not being disclosed.

4. Summary of Accounting Practices

a)	Cash and cash equivalents

These represent cash and bank balances and temporary cash investments, recorded at cost, plus interest accrued up to the balance sheet date.

b)	Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

c)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

4. Summary of Accounting Practices (Continued)

d)	Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost, which does not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was set up.

e)	Investments

Investments in subsidiaries are carried under the equity method based on the subsidiaries’ equity at the balance sheet date and consistent with the accounting practices adopted by the Company.

f)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g)	Deferred charges

Deferred charges include pre-operating expenses and financial costs of maintaining the working capital required in the pre-operating stage, amortized by the straight-line method, over ten years, as from the Company start-up date.

4. Summary of Accounting Practices (Continued)

h)	Income tax and social contribution

Income and social contribution taxes should be calculated based on income, adjusted to taxable income by additions and exclusions as determined by current legislation. Considering the losses incurred by the Company, it did not incur in taxable income, and no current income and social contribution taxes have been recorded. On the tax losses, no deferred credits were recorded, in view of the uncertainty of its realization.

i)	Loans and financing

Loans and financing include accrued interest to the balance sheet date. As mentioned in Note 14, the Company is party to certain derivative instruments that convert its US dollar denominated liabilities into Reais, with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Gains and losses from such operations are recognized in the statements of operations under the accrual method, based on the rates established in the contracts.

j)	Provision for contingencies

The provision for contingencies is recorded based on opinion of legal advisors and of the Company management, and is restated to the balance sheet date based on the probable losses at the end of the claims.

k)	Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the last billing date to a client and the month end are recognized during the month in which the service was provided. Revenues from pre-paid telecommunication services are deferred and recorded to income in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to and accepted by end consumers or distributors.

l)	Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

m)	Use of estimates

The preparation of financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the Financial Statements date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

n)	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

o)	Employees’ profit sharing

The Company records a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.`

p)	Supplemental information

In order to provide additional information, the following are being presented: a) statement of cash flows, prepared according to the Accounting Rules and Procedures – NPC 20 issued by IBRACON, and; b) value added statement, prepared according to Resolution – CFC #1.010.

5. Cash and Cash Equivalents

	2005	2004

Cash and banks	427,823	46,440

6. Accounts Receivable

	2005	2004

Services billed	315,334	205,408
Unbilled services	173,488	79,561
Network use	206,293	218,924
Sale of goods	447,921	303,614

	1,143,036	807,507

Allowance for doubtful accounts	(106,244)	(100,554)

	1,036,792	706,953

Annually, the criteria for calculation of the allowance for doubtful accounts are reviewed to reflect the current accounts receivable risk scenario.

7. Inventories

	2005	2004

Cellular handsets	104,430	109,979
Accessories and kits for prepaid cards	2,149	650
TIM chips	11,372	8,172

	117,951	118,801

Provision for adjustment to realizable value	(9,681)	(8,462)

	108,270	110,339

7. Taxes and Contributions Recoverable

	2005	2004

Income tax	10,730	136
State VAT (ICMS)	210,411	216,565
Social contribution taxes on gross revenue (PIS/COFINS)	34,606	30,146
IRRF recoverable	327	430
Other	832	218

	256,906	247,495

Current	(98,977)	(86,769)

Noncurrent	157,929	160,726

The noncurrent portion refers to ICMS on permanent assets.

8. Related Parties

Balances of related party transactions at December 31, 2005 are as follows:

	Assets

	Accounts receivable– Network use	Intercompany loan	AFAC	Accounts receivable – Sale of handsets	CSP 41 - Cobilling	Other credits	Total 2005	Total 2004

TIM Nordeste
Telecom. S.A.	-	-	-	1,084	15,026	-	16,110	-
TIM Sul S.A.	28	-	-	2,319	17,958	-	20,305	253
TIM Brasil Serv. e
Participações S.A.	-	2,909	-	-	-	34	2,943	275
Maxitel S.A.	-	347,091	-	72	120,384	7,825	475,373	5
Blah!	-	-	-	-	-	34	34	1,714
CRC Ltda	-	2,148	6,943	-	-	3,912	13,003	2,529
Telecom Italia
LATAM	-	-	-	-	-	1,605	1,605	180
TI Audit	-	-	-	-	-	74	73	-
Telecom Italia S.p.A.	-	-	-	-	-	539	539	690
	-

Total	28	352,148	6,943	3,475	153,368	14,023	529.985	5,646

8. Related Parties (Continued)

	Liabilities

	Accounts	Accounts
	payable –	payable –
	Network	Purchase of	Other	Total	Total
	use	handsets	debts	2005	2004

TIM Nordeste Telecom. S.A.	7,185	3,023	-	10,208	210
TIM Sul S.A.	6,954	1,368	-	8,322	177
TIM Brasil Serv. e Participações
S.A.	-	-	2,068	2,068	876
Maxitel S.A.	46,617	3,785	237	50,639	2,722
Blah!	-	-	965	965	1,465
CRC Ltda	-	-	121,028	121,028	74,804
Telecom Italia LATAM	-	-	22	22	27
Telecom Italia S.p.A.	-	-	26,155	26,155	612,435
TILAB	-	-	153	153	-
IT Telecom Italia	-	-	231	231	300
Webegg S.p.A. (antiga Teleap)	-	-	-	-	4,622

Total	60,756	8,176	150,859	219,791	697,638

	Revenues

	Network		Sales of		Exchange	Total	Total
	use	Roaming	handsets	Financial	variation	2005	2004

TIM Nordeste Telecom. S.A.	-	-	2,130	-	-	2,130	3,168
TIM Sul S.A.	28	-	7,355	-	-	7,383	6,134
TIM Brasil Serv. e
Participações S.A.	-	-	-	604	-	604	-
Maxitel S.A.	-	-	426	44,764	-	45,190	-
Blah!	-	-	-	-	-	-	119
CRC Ltda	-	-	-	34	-	34	292
Telecom Italia LATAM	-	-	-	-	-	-	1,492
Telecom Italia S.p.A.	-	9,932	-	-	2,303	12,235	-
IT Telecom Italia	-	-	-	-	69	69	-

Total	28	9,932	9,911	45,402	2,372	67,645	11,205

8. Related Parties (Continued)

	Custo/Despesa

	Network		Exchange		Total	Total
	usage	Roaming	variation	Other	2005	2004

TIM Nordeste Telecom. S.A.	52,220	-	-	-	52,220	-
TIM Sul S.A.	59,261	-	-	-	59,261	-
TIM Brasil Serv. e Participações S.A.	-	-	-	-	-	54,714
Maxitel S.A.	52,969	-	-	1,590	54,559	4,040
Blah!	-	-	-	6,495	6,495	10,491
CRC Ltda	-	-	-	46,176	46,176	38,008
Telecom Italia LATAM			2,454		2,454
Telecom Italia S.p.A.	-	4,980	-	-	4,980	29,305
IT Telecom Italia	-	-	-	-	-	2,438
TILAB			9		9

Total	164,450	4,980	2,463	54,261	226,154	138,996

Intercompany loans

Intercompany loans with TIM Brasil Serviços e Participações S.A, CRC Ltda. and Maxitel S.A. provide for charges equivalent to 100% of the Interbank Deposit Certificate (CDI) variation.

CSP 41 - Cobilling

In view of the overlapping of licenses granted to TIM Celular by Anatel with one previously-held by the Company, authorizations for other TIM Group companies related to long-distance services were terminated in 2005. Company clients now make long-distance calls by selecting one of the call operators qualified to render such service.

Since March 2005, TIM Celular S.A. is the only TIM Group company with license to render long-distance call services. As such, TIM Celular S.A. records as cobilling the amounts billed to clients of other Group call operators for the use of such service.

Network use

The Company records as Accounts Payable between related parties the expenses referring to network use tariffs (VU-M), charged for the calls made through the network of other Group call operators.

8. Related Parties (Continued) Purchase and sale of handsets

In order to optimize the excess inventories at TIM Group companies, handset purchases and sale operations were carried out during the year among Group companies. These operations were carried out at cost of acquisition of handsets from third parties.

Purchases of handsets from Group companies totaled R$10,452 in 2005.

Administrative expenses

In 2004, TIM Brasil Serviços e Participações S.A. (group holding) incurred in personnel, legal advice, human resources and advertising expenses, among others, referring to Group management, and the amounts applicable to the Company were passed on, considering a rate of 10% for purposes of interest.

10. Investments

	2005

		Blah! S.A. de
		Serviços e	CRC
	Maxitel S.A	Comércio	Ltda.	Total

Capital of the subsidiary	1,200,769	92,383	98,434
			98,433,59
Number of shares held	769,629,057	92,383,315	9
Total equity interest held	100%	100%	100%
Shareholders´ equity	947,009	739	104,224

Income (loss) for the year	(241,070)	(3,351)	2,501	(241,920)

Equity pickup (a)	(241,070)	231	413	(240,426)

Investment	947,009	739	104,224	1,051,972

(a)	Equity pickup in the subsidiaries Blah! S.A. de Serviços e Comércio and CRC Ltda. was calculated on income recorded by subsidiaries after the transfer of shares to TIM Celular S.A. on the base date November 30, 2005.

2004

Maxitel S.A.

Subsidiary´s capital	1,200,769
Number of shares held	769,629,057
Total equity interest held	100,00%
Shareholders´ equity	1,188,079

Loss for the year	(274,425)

Equity pickup (a)	(58,567)

Investment	1,188,079

(a)	equity pickup was calculated on income recorded by the parent company after the transfer of Maxitel shares to TIM Celular S.A. on the base date September 30, 2004.

11. Property, Plant and Equipment

		2005			2004

	Annual
	depreciation
	rate		Accumulated	Net	Net
	%	Cost	depreciation	balance	balance

SMP exploration rights	10	2,000,457	(466,450)	1,534,007	1,682,588
Switching/transmission
equipment	14.29	2,239,552	(460,724)	1,778,828	1,350,731
Lease free handsets	50	336,432	(159,406)	177,026	117,504
Infrastructure	33.33	909,637	(240,555)	669,082	597,015
Leasehold improvements	33.33	54,493	(21,801)	32,692	23,537
Software and hardware	20	616,769	(196,438)	420,331	379,365
Assets for general use	10	136,685	(18,629)	118,056	49,947
Intangible assets	20	1,382,128	(326,963)	1,055,165	625,981

Assets and installations in
service		7,676,153	(1,890,966)	5,785,187	4,826,668

Land		10,873	-	10,873	9,354

Construction in progress		276,265	-	276,265	754,558

		7,963,291	(1,890,966)	6,072,325	5,590,580

The Company uses rented areas for installation of their transmission equipment, of which the rental amount is provisioned and posted monthly to income.

The work in progress balance refers basically to the construction of new transmission units (Cell sites – BTS) for network expansion.

During 2005, the amount of R$ 3,689 was recorded in property, plant and equipment relating to financial charges of loans that financed the construction.

SMP exploration rights

Authorization to render the Personal Mobile Service (SMP) by TIM Celular S.A. (regions I, II, III) was granted by means of the terms signed in 2001 with Anatel for exploration of SMP during fifteen years within the Company´s operating area.

11. Property, Plant and Equipment (Continued)

SMP exploration rights (Continued)

In 2001 and 2003, the Company obtained authorization from Anatel to use radiofrequency blocks associated to the authorization to render SMP at the radiofrequency of 1800 MHz and 900 MHz, respectively.

Authorization amounts for exploration of SMP are shown below:

	2005	2004

SMP exploration rights - principal
Balances at December 31, 2002	1,859,411	1,859,411
Authorizations obtained in 2003	66,352	66,352

	1,925,763	1,925,763

Spectrum refarming	13,664	13,664
Capitalized charges	61,030	61,030

	2,000,457	2,000,457

Accumulated amortization	(466,450)	(317,869)

	1,534,007	1,682,588

12. Deferred Charges

	2005	2004

Pre-operating expenses:
Third-party services	221,784	221,784
Personnel expenses	57,884	57,884
Rent	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	34,107	34,107
Other expenses	4,170	4,170

	380,500	380,500

Accumulated amortization	(117,321)	(79,271)

	263,179	301,229

13. Suppliers

	2005	2004

Suppliers	1,830,209	1,731,346
Network use services	82,810	63,970

	1,913,019	1,795,316

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

14. Loans and Financing

	Guarantees	2005	2004

Foreign currency – United States dollar

Compaq Financial Services Corporation – debit balance is updated by the foreign exchange variation, plus 6.5% interest p.a. above LIBOR.	Telecom Italia e
	Equipamentos Comfort
	Letter (book value of R$
	5,599 in 2005 and R$
	11,443 in 2004).	2,378	13,483

Local currency
Banco BBA Creditanstalt S.A. – debit balance is updated	Promissory note
by the CDI rate variation, plus 3.3% interest p.a.		5,198	8,563

BNDES (National Bank for Economic and Social	Guarantee by the parent
Development): bears average interest of 3.75% p.a., plus	company, and link to the
variation of the TJLP long-term interest rate), as disclosed by	service collection
the Central Bank of Brazil.	installment.
		715,597	-

BNDES (National Bank for Economic and Social	Bank garantee
Development): bears average interest of 3 p.a., plus

variation of the TJLP long-term interest rate), as disclosed by		20,054
the Central Bank of Brazil.			-

Union Debt (a) – debit balance is updated by the CDI rate	Parent company surety
variation, plus an applicable margin of 1.25% p.a. until
8/26/06; as from this date, the applicable margin will be
established according to the Consolidated Net Debt /
Consolidated EBITDA rate.		638,361	-

Hedge contracts		1,460	4,082

		1,383,048	26,128

Current		(54,505)	(18,059)

Noncurrent		1,328,543	8,069

14. Loans and Financing (Continued)

(a) The following financial institutions are part of the loan agreement: HSBC Bank Brasil S.A.

– Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The union debt is subjected to certain covenants regarding specific financial ratios. As of December 31, 2005, the company was meeting all the ratios required.

The Company entered into hedging transactions to protect itself against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar, in which the term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financing mature as follows:

2007	41,676
2008	422,831
2009	422,831
2010	122,831
2011 onwards	318,374

1,328,543

15. Salaries and Related Charges

	2005	2004

Social charges	12,889	9,870
Labor provisions	43,320	35,828
Employee retention	2,701	1,935

	58,910	47,633

16. Taxes, Charges and Contributions

	2005	2004

ICMS	108,391	48,927
COFINS	14,400	7,861
PIS	3,120	1,767
FISTEL	17,513	-
FUST	2,115	1,037
FUNTTEL	1,057	519
IRRF	1,113	1,374
ISS	12,121	4,072
Other	4,574	3,192

	164,404	68,749

17. Concessions Payable

	2005	2004

SMP exploration rights:
Authorizations acquired	66,352	66,352
Payments	(66,352)	(66,352)
Monetary adjustment	14,605	14,605

	14,605	14,605

18. Provision for Contingencies

The Company is party to certain legal proceedings (labor, tax and civil) arising in the ordinary course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2005	2004

Civil	8,337	3,852
Labor	15,193	13,964
Tax	3,811	-
Regulatory	1,023	-

	28,364	17,816

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These contingencies involve several labor claims, particularly with reference to salary issues, such as salary differences and parity, overtime, among others.

Tax contingencies

The Company was served delinquency notices by the Rio de Janeiro State tax authorities, amounting to R$ 3,678, related to fine on voluntary payment delay made in a lower value in view of the inclusion of arrears interest lower than the due amount. The Company is currently discussing such notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that the likelihood of losses on such proceedings is probable.

17. Provision for Contingencies (Continued)

Regulatory contingencies

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the Company.

The Company has endeavored to contest the proceeding. The defense arguments, most of which having technical and juridical nature, may contribute to a significant reduction of the penalty initially applied or definitive PADO revocation without any penalty application. The provision for regulatory contingencies was set up based on the amount of the penalties received for which the risk of loss is considered probable.

Fund for Universalization of Telecommunications Services – FUST contribution tax

Anatel issued on December 15, 2005 Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, as from enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation (including the provisions of sole paragraph of article 6 of Law No. 9998/00), and management intends to take applicable measures to defend Company interests. Due to the different opinion of Anatel about the matter, Company internal and external legal counsel evaluated arguments for and against Anatel’s opinion and, considering the current status of the discussion about the matter, they concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not set up any corresponding provision for this matter.

19. Capital

At December 31, 2005, the subscribed and paid in capital amounts to R$ 10,135,187 (R$ 8,383,489 in 2004), represented by 31,506,833,561 registered common shares (23,447,833,718 in 2004) with no par value.

20. Net Operating Income

	2005	2004

Revenue from telecommunications services
Subscription charges	158,372	69,504
Use charges	2,020,561	1,200,683
Network use	1,274,955	937,239
Long distance service	805,796	158,197
Value-added services - VAS	263,900	113,711
Other	29,555	20,943

	4,553,139	2,500,277

Sales of products	1,306,629	925,849

Gross operating income	5,859,768	3,426,126

Deductions
Taxes	(1,260,626)	(658,026)
Discounts	(107,423)	(64,999)
Other	(51,521)	-

	(1,419,570)	(723,025)

	4,440,198	2,703,101

21. Cost of Services Rendered and Goods Sold

	2005	2004

Personnel	(51,969)	(40,211)
Third-party services	(142,412)	(103,591)
Interconnection charges	(947,263)	(493,639)
Depreciation and amortization	(501,544)	(292,954)
Telecommunications supervision fund (FISTEL)	(7,182)	(6,114)
Other	(101,108)	(84,685)

Cost of services rendered	(1,751,478)	(1,021,194)

Cost of goods sold	(997,497)	(952,383)

Total cost of services rendered and goods sold	(2,748,975)	(1,973,577)

22. Selling Expenses

	2005	2004

Personnel	(125,288)	(89,648)
Third-party services	(1,161,333)	(797,180)
Allowance for doubtful accounts	(123,665)	(83,493)
Telecommunications supervision fund (FISTEL)	(170,019)	(114,840)
Depreciation and amortization	(160,718)	(96,781)
Other	(67,483)	(63,164)

	(1,808,506)	(1,245,106)

23. General and Administrative Expenses

	2005	2004

Personnel	(109,740)	(71,589)
Third-party services	(178,926)	(167,283)
Depreciation and amortization	(193,241)	(99,111)
Other	(43,293)	(29,207)

	(525,200)	(367,190)

24. Other Operating Income (Expenses), net

	2005	2004

Income
Fines on telecommunications services	11,531	9,072
Reversal of provision for contingency	-	2,497
Bonus received	12,367	-
Other operating income	9	4,215

	23,907	15,784

Expenses
Taxes, charges and contributions	(3,232)	(5,620)
Provision for contingencies	(10,549)	(9,732)
Other operating expenses	(4,649)	(2,338)

	(18,430)	(17,690)

Other operating income (expenses), net	5,477	(1,906)

25. Financial Income

	2005	2004

Discounts obtained	1,881	3,941
Bank earnings	10,118	4,661
Interest on accounts receivable	6,164	4,626
Interest on intercompany loans	45,402	41
Other income	547	383

	64,112	13,652

26. Financial Expenses

	2005	2004

Interest on loans and financing	(71,489)	(5,252)
PIS/COFINS on financial income	(14,189)	(2,675)
Monetary adjustment	(7,012)	(7,725)
Discounts rendered	(45,095)	(21,469)
CPMF	(26,975)	(12,870)
Interest on suppliers	(9,595)	(249)
Interest on concessions	-	(4,103)
Income tax on remittance	(21,831)	(19,910)
Other expenses	(10,720)	(9,716)

	(206,906)	(83,969)

27. Non-operating Result

	2005	2004

Income
Fixed asset disposals	3,690	2,586

Expenses
Cost of fixed assets disposed of	(6,422)	(5,760)
Non-operating donations	(526)	(3,182)

	(6,948)	(8,942)

Non-operating result	(3,258)	(6,356)

28. Tax Credits

At December 2005, the Company had income and social contribution tax losses amounting to R$ 2,780,005 (R$ 2,309,704 in 2004) each, to be offset against future taxable profit. Although such tax credits are not subject to statute of limitations, the Company may only offset the amount equivalent to 30% of the taxable profit in each year.

Income and social contribution tax credits, totaling approximately R$ 945,000, resulting from income and social contribution tax losses, will only be recorded in the financial statements when the Company management understands that there are effective and consistent perspectives for realization, by means of generation of future taxable profit.

29. Financial Instruments and Risk Management

Risk factors

The risk factors affecting the Company are the following:

(i) Exchange rate risk

The exchange rate risk relates to the possibility of the Company computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2005, the financing with Compaq denominated in US dollars is fully covered by hedge contracts. Income or loss resulting from these hedge contracts is charged to result of operations.

There are no significant financial assets indexed to foreign currencies.

(ii) Iterest rate risk

Interest rate risk refers to possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

29. Financial Instruments (Continued) Risk factors (Continued) (iii) Credit risk related to services rendered

This risk relates to the possibility of the Company incurring losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company performs credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disabling telephone lines of defaulting subscribers.

(iv) Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted in the ordinary course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the Company to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of net accounts receivable from sale of goods at December 31, 2005 and 2004 or income from sale of goods in 2005 and 2004.

(v) Financial credit risk

This risk relates to the possibility of the Company computing losses originating from the difficulty in realizing short-term investments and hedge contracts. The Company minimizes the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments, approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

	2005		2004

	Book value	Market value	Book value	Market value

Loans and financing	1,381.588	1,367,626	22,046	22,046

Hedge contracts on loans and financing	1,460	1,462	4,082	3,730
Hedge contracts on intercompany loans	-	-	19,693	23,544

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated at a given period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

30. Insurance (unaudited)

As of December 31, 2005, the Company had insurance cover against fire and sundry risks for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

31. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the Company commits itself to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Should said terms not be met, the Company will be subject to penalties.

Anatel started administrative proceedings against the Company for noncompliance with certain service quality ratios provided for in the Personal Mobile Service (SMP) authorizations in 2003 and 2004. The Company submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due to migration from Mobile Service (SMC) to SMP, change in the long-distance system, as well as the implementation of GSM network. The Company cannot forecast the outcome of Anatel proceedings at this point. The provision for regulatory contingency recorded in the balance sheet reflects the expected losses, per management’s expectations.

32 Supplementary Information a. Statements of cash flows

2005

Operating activities
Loss of the year	(1,344,143)
Adjustments to reconcile operational results to cash:
Depreciation and amortization	1,004,083
Equity pickup	240,426
Provision for contingencies	10,549
Residual value of fixed assed disposals	3,929
Exchange and monetary variation and interest with third parties	65,311
Exchange and monetary variation and interest with related parties - asset
(45,631)
Exchange and monetary variation and interest with related parties -
liabilities	192,972
Allowance for doubtful accounts	123,665

Decrease (increase) in operating assets
Trade receivables	(453,655)
Taxes and contributions recoverable	(9,411)
Inventories	2,069
Other current assets	34,626
Related parties	174,101
Other noncurrent assets	(10,041)

Increase(decrease) in operating liabilities
Labor charges	11,277
Suppliers	120,217
Taxes payable	9,.655
Related Parties	116,013
Other current liabilities	1,729

Net cash generated by operating activities	(14,461)

Investing activities
Capital increase and fund for future capital increase	1,647,379
Purchase of fixed assets	(1,448,017)

199,362

Financing activities
New loans with third parties	1,320,000
New loans with related parties - assets	(329,532)
New loans obtained with related parties - liabilities	1,080,696
Amortization of loans with third parties	(32,079)
Amortization of loans with related parties - assets	24,925
Amortization of loans with related parties - liabities	(1,867,528)

196,482

Increase in cash and cash equivalents	381,383

32 Supplementary Information (Continued)

b. Statements of cash flows (Continued)

Supplemental cash flow information:
Interest paid to third parties	13,477
Interest paid to related parties	14,307
Capitalized interest	3,689

c. Statements of value added

2005

Income
Gross operating revenue	5,859,768
Losses and allowance for doubtful accounts	(123,665)
Discounts	(158,945)
Net operating income (expense)	(3,258)

5,573,900

Consumables from third parties
Cost of services rendered and goods sold	(2,091,576)
Materials, energy, third-party services and others	(1,396,001)

(3,487,577)

Retentions
Depreciation and amortization	(1,004,083)

Net added value generated	1,082,240

Added value received in transfer
Loss on investments	(240,426)
Financial income	476,773

236,347

Total added value available for distribution	1,318,587

Distribution of added value
Payroll and related charges	241,602
Taxes and contributions	1,539,762
Interest and rentals	881,366
Retained loss	(1,344,143)

1,318,587

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 1, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer